August 9, 2019

David M. Stryker
Executive Vice President, General Counsel and Secretary

Via EDGAR Transmission

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549-4631

Attn:                    Tracey McKoy, Staff Accountant

Re:                             Huntsman Corporation

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 12, 2019

Form 10-Q for the Quarterly Period Ended March 31, 2019

Filed: April 30, 2019

File No. 001-32427

Huntsman International LLC

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 12, 2019

Form 10-Q for the Quarterly Period Ended March 31, 2019

Filed: April 30, 2019

File No. 333-85141

Dear Ms. McKoy:

On behalf of Huntsman Corporation and Huntsman International LLC (collectively, the “Companies”), this letter is submitted in response to the comments provided in the Staff’s letter dated July 26, 2019 with respect to the Companies’ periodic filings referenced above.  For your convenience, we have repeated the Staff’s comments below in the order and following the numbering presented in the Staff’s letter of July 26, 2019, followed by the Companies’ response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 4. Discontinued Operations and Business Disposition, page F-27

1.                                      We note that notwithstanding your remaining 49% interest in Venator, you continue to reflect this business as discontinued operations.  Please tell us how you considered the nature, time frame and extent of this continuing involvement in Venator in your determination that the disposition of your 51% interest resulted in a strategic shift that has had (or will have) a major effect on your results of operations and financial results such that this disposition qualified for discontinued operations presentation.  Refer to ASC 205-20-45-1B.  Please ensure your response addresses any changes to your plans subsequent to Venator’s IPO and address the guidance in ASC 205-20-45-1E.f.  Also, explain the extent of your involvement in Venator’s operations subsequent to it’s IPO and subsequent to your deconsolidation.  Finally, address your intentions with regard to the time frame of your continued involvement and explain how you contemplated the guidance in ASC 205-20-45-1E.e.  In this regard, we note from your earnings calls that the determination to sell your remaining interest is dependent on the future stock price of Venator.

Companies’ Response:

In response to the Staff’s comment, we respectfully note that beginning in December 2018 we deconsolidated Venator Materials PLC (“Venator”) and thereafter recorded our remaining 49% interest in Venator as an equity method investment reported in continuing operations, rather than discontinued operations.  Furthermore, we acknowledge the Staff’s comments and provide our responses below.

Beginning in the third quarter of 2017, we separated Venator, our former Pigments and Additives business, and conducted an IPO of ordinary shares of Venator.  Prior to the separation, Venator was comprised of operations and cash flows that were clearly distinguished, operationally and for financial reporting purposes, from the rest of our businesses.  Therefore, Venator, formerly its own reportable operating segment of Huntsman, constituted a component for purposes of evaluating held for sale and discontinued operations criteria.  Management had approved the action and committed to a plan to sell Venator and actively marketed the shares of Venator at a reasonable price in relation to its then current fair value.  In the third quarter of 2017, we concluded that the assets and liabilities of Venator met all the criteria for held for sale accounting and reporting.

In response to the Staff’s comments, in the third quarter of 2017, we concluded that all criteria for discontinued operations had also been met, and we began to report the results of operations of Venator as discontinued operations in our Form 10-Q for the quarterly period ended September 30, 2017.  Our global strategy for significant value creation through the year 2020, as noted in our May 23, 2018 Investor Day presentation, includes the monetization of our remaining Venator shares and increased capital allocation for growth in our downstream portfolio.  Consistent with this global strategy, the separation of Venator represented a strategic shift that had a major effect on our operations and financial results, particularly as the separation was a disposal of all of our former Pigments and Additives business and an entire reportable operating segment.  We are no longer a participant in the titanium oxide, functional additives, color pigments and timber and water treatment markets, where historically we had been a significant market participant.  Notwithstanding our remaining ownership in Venator, the separation plan has always been to have Venator operate as an independent entity and for us to not retain a controlling interest.

Subsequent to the separation of Venator, aside from our remaining ownership in Venator ordinary shares, our current retained equity method investment in Venator and a transition services agreement with Venator for a limited period of time, we have not had any significant continuing involvement with Venator, such as supply chain and distribution agreements, financial guarantees, nor options to repurchase any assets of Venator.  Additionally, since the separation, our role has been passive, and we have not had any management nor corporate oversight of Venator as it has been under its own management and has operated as an independent entity beginning in the third quarter of 2017.  We maintain that Venator’s Board of Directors has been independently comprised.  While three of the six current members also serve on the Huntsman Board, this does not prevent us from concluding that we do not have significant continuing involvement; the overall composition of the Venator Board is independent of management of the Companies.  In the third quarter of 2017, we entered into a transition services agreement to provide certain administrative services through the end of July 2019.  Based on all the above, we concluded that we have not had any significant continuing involvement in Venator subsequent to the separation and IPO of Venator in the third quarter of 2017.

Following the Venator IPO, we retained approximately 75% ownership in Venator with the intention to monetize our retained ownership in Venator at prevailing market conditions, either through follow-on multiple capital market or block transactions to permit the orderly distribution of our retained shares.  In accordance with these plans, we conducted a secondary offering in December 2017, and along with the underwriters’ purchase of additional shares of Venator, our ownership interest in Venator reduced to 53%.  Through 2018, we continued to actively market our retained ownership in Venator at a reasonable price.  In December 2018, we sold an additional 4% of Venator ordinary shares, which resulted in deconsolidation of Venator beginning in December 2018, as we no longer had a controlling financial interest in the entity.  We did not consider any of these events as significant changes to our original plan.  In accordance with ASC 810, the deconsolidation event is accounted for as if we had disposed of all our interest in Venator and then acquired the 49% retained interest.  Thus, we initially recognized, at fair value, the retained 49% interest in Venator as an equity method investment and elected to subsequently account for the investment under the fair value option reflected in continuing operations as holders of an investment available to be monetized.

At the present time, there is no change in management’s commitment and plan to sell our remaining ownership interest in Venator.  However, although we intend to monetize our remaining 49% ownership in Venator, as the Staff has noted from our earnings calls, the determination to sell our remaining interest is dependent on the future stock performance of Venator.  At the present time, the depressed Venator stock price inhibits our ability to sell our remaining shares of Venator at a reasonable price, which could continue for more than twelve months.  As such, since the deconsolidation of Venator, our equity method investment in Venator did not meet the held for sale criteria and, in turn, discontinued operations criteria, and our equity method investment in Venator is recorded in continuing operations.  We have included the following disclosure in “Note 4. Business Dispositions” to our condensed consolidated financial statements for the quarterly period ended June 30, 2019:

“Although we intend to monetize our remaining 49% ownership in Venator, our ability to sell our ordinary shares of Venator at a reasonable price is dependent upon the prevailing market value of Venator common stock. The depressed Venator stock price inhibits our ability to sell our remaining shares of Venator at a reasonable price, which could continue for more than twelve months. Therefore, in December 2018, our equity method investment in Venator did not meet the held for sale criteria and our equity method investment in Venator was recorded in continuing operations.”

Form 10-Q for the Quarterly Period Ended March 31, 2019

Note 4. Discontinued Operations and Business Dispositions, page 20

2.                                      We note that the $75 million fair value adjustment to your investment in Venator appears material to your results of operations.  Please tell us what consideration was given to providing the disclosures required by Rule 4-08(g) of Regulation S-X for this investment.  In this regard, we believe that the income test set forth in Rule 1-02(w) should be computed using as the numerator the change in the fair value reflected in your income statement rather than the equity in earnings of the investee.

Companies’ Response:

In response to the Staff’s comment, we performed the interim analysis for the three months ended March 31, 2019 using the guidance provided by Rule 10-01(b)(1).  We acknowledge the Staff’s comment regarding the assessment required by Rule 4-08(g) and note that for annual filings the guidance around the numerator is clear in accordance with Financial Reporting Manual (“FRM”) section 2435.  We further note that the guidance around the numerator for the annual test is not clearly linked to the guidance provided for interim assessments under Rule 10-01(b)(1) as noted in FRM section 2420.7.  Notwithstanding, we acknowledge the Staff’s comment that the annual and interim guidance should be linked, and for future interim filings commencing with the six months ended June 30, 2019 we will utilize the change in fair value of our investment in Venator as the numerator for the income test.

None of the significance tests, including the income test using the change in fair value of our investment in Venator as the numerator, were met for the six months ended June 30, 2019.  Using the change in fair value of our investment in Venator as the numerator, the income test would have been met for the three months ended March 31, 2019.  We determined that the summarized income statement information for Venator for the three months ended March 31, 2019 was neither meaningful nor material to our condensed consolidated financial statements.  For the three months ended March 31, 2018, Venator was consolidated in our condensed consolidated financial statements.

As noted, we account for our remaining investment in Venator as an equity method investment using the fair value option.  We adjust our investment in Venator to market at the end of every month using the closing market value of Venator at the closest trading day to the end of the month.  Venator’s stock price is subject to volatility, which impacts the results of the significant subsidiary test from quarter to quarter.  Our investment value in Venator is based solely on the market price at the end of each month with no regard to any of the financial metrics that are required by the summarized disclosures.  We believe that the fair market value adjustment amount disclosed on the face of our financial statements and discussed in “Note 4. Business Dispositions” to our condensed consolidated financial statements provides the best information to users of our financial statements.

We also note that Venator is a publicly traded company, and all relevant financial information is readily available in its filings with the SEC on a quarterly basis.  We will continue to utilize the change in fair value of our investment in Venator as the numerator for the income test for future filings.  As such, in the periods where a significance test is met, we will assess if the required disclosure becomes meaningful to our consolidated financial statements.

If you have any questions regarding this matter, please feel free to contact the undersigned at (281) 719-6494.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

/s/ David M. Stryker
David M. Stryker
Executive Vice President, General Counsel and Secretary

cc:                                Sean Douglas, Executive Vice President and Chief Financial Officer, Huntsman Corporation

Randy W. Wright, Vice President and Controller, Huntsman Corporation

Fan (Frank) Wu, Senior Corporate Counsel, Huntsman Corporation